Exhibit 4.3

ZBB ENERGY CORPORATION
2010 OMNIBUS LONG-TERM INCENTIVE PLAN
RESTRICTED STOCK UNIT AWARD AGREEMENT

GRANTED TO	GRANT DATE	NUMBER OF RESTRICTED STOCK UNITS

Note: The number of Restricted Stock Units is based on a “divisor price” of $[XX.XX], which is the closing price per Share for the business day immediately preceding the grant date.

This Restricted Stock Unit Award Agreement and all Exhibits hereto (the “Agreement”) is made between ZBB Energy Corporation, a Wisconsin corporation (the “Company”), and you, a Service Provider to the Company.

The Company sponsors the ZBB Energy Corporation 2010 Long-Term Incentive Plan (the “Stock Plan”).  A Prospectus describing the Stock Plan has been delivered to you.  The Stock Plan itself is available upon request, and its terms and provisions are incorporated herein by reference.  When used herein, the terms which are defined in the Stock Plan shall have the meanings given to them in the Stock Plan, as modified herein (if applicable).

The Restricted Stock Units covered by this Agreement are subject to the following terms and provisions:

1.
Subject to the terms and conditions of the Stock Plan and this Agreement, the Company awards to you the number of Restricted Stock Units shown above.  Each Restricted Stock Unit shall have a value equal to the Fair Market Value of one (1) share of Stock (a “Share”).

2.	You acknowledge having read the Prospectus and agree to be bound by all the terms and conditions of the Stock Plan and this Agreement.

3.	The Restricted Stock Units covered by this Award shall become earned by, and payable to, you in the amounts and on the dates shown on the enclosed Exhibit A.

4.
On the first day of each calendar year while you remain a or Service Provider, you shall be granted, automatically a number of additional Restricted Stock Units equal to (i) the aggregate amount of dividends (or distributions) which would have been received by a shareholder holding a number of Shares equal to the number of Restricted Stock Units covered by this Agreement on the record date of any such dividend or distribution on such date, divided by (ii) the Average Trading Price for the preceding calendar year. Additional Restricted Stock Units granted under this paragraph shall vest and be distributed on the same terms and in the same proportions as the Restricted Stock Units to which the dividends and distributions relate. “Average Trading Price” means the average of the Fair Market Values on the last trading day of each full quarter included within the measurement year.

5.
You agree that you shall comply with (or provide adequate assurance as to future compliance with) all applicable securities laws and income tax laws as determined by the Company as a condition precedent to the delivery of any Shares pursuant to this Agreement.  In addition, you agree that, upon request, you will furnish a letter agreement providing that (i) you will not distribute or resell any of said Shares in violation of the Securities Act of 1933, as amended, (ii) you will indemnify and hold the Company harmless against all liability for any such violation and (iii) you will accept all liability for any such violation.

6.
You may designate a beneficiary to receive payment in connection with the Restricted Stock Units awarded hereunder in the event of your death while in service with the Company in accordance with the Company’s beneficiary designation procedures, as in effect from time to time.  If you do not designate a beneficiary or if your designated beneficiary does not survive you, then your beneficiary will be your estate.

7.
The existence of this Award shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Company’s common stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

8.
The Company may, in its sole discretion, decide to deliver any documents related to this grant or future Awards that may be granted under the Stock Plan by electronic means or request your consent to participate in the Stock Plan by electronic means.  You hereby consent to receive such documents by electronic delivery and, if requested, agree to participate in the Stock Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

Any notice which either party hereto may be required or permitted to give to the other shall be in writing and may be delivered personally, by intraoffice mail, by fax, by electronic mail or other electronic means, or via a postal service, postage prepaid, to such electronic mail or postal address and directed to such person as the Company may notify you from time to time; and to you at your electronic mail or postal address as shown on the records of the Company from time to time, or at such other electronic mail or postal address as you, by notice to the Company, may designate in writing from time to time.

9.
Regardless of any action the Company t takes with respect to any or all income tax, payroll tax or other tax-related withholding (Tax-Related Items), you acknowledge that the ultimate liability for all Tax-Related Items owed by you is and remains your responsibility and that the Company (i) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the grant of Restricted Stock Units, including the grant and vesting of the Restricted Stock Units the subsequent sale of Shares acquired upon the vesting of the Restricted Stock Units and the receipt of any dividends; and (ii) does not commit to structure the terms of the grant or any aspect of the Restricted Stock Units to reduce or eliminate your liability for Tax-Related Items.

In the event the Company determines that it must withhold any Tax-Related Items as a result of your participation in the Stock Plan, you agree as a condition of the grant of the Restricted Stock Units to make arrangements satisfactory to the Company to enable it to satisfy all withholding requirements, including, but not limited to, withholding any applicable Tax-Related Items from the pay-out of the Restricted Stock Units.  In addition, you authorize the Company to fulfill its withholding obligations by all legal means, including, but not limited to:  withholding Tax-Related Items from your other cash compensation the Company pays to you; withholding Tax-Related Items from the cash proceeds, if any, received upon sale of any Shares received in payment for your Restricted Stock Units; and at the time of payment, withholding Shares sufficient to meet minimum withholding obligations for Tax-Related Items.  The Company may refuse to issue and deliver Shares in payment of any earned Restricted Stock Units if you fail to comply with any withholding obligation.

10.	The validity, construction and effect of this Agreement are governed by, and subject to, the laws of the State of Wisconsin, as provided in the Stock Plan.

11.
In the event any provision of this Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Agreement, and the Agreement shall be construed and enforced as if the illegal or invalid provision had not been included. This Agreement constitutes the final understanding between you and the Company regarding the Restricted Stock Units. Any prior agreements, commitments or negotiations concerning the Restricted Stock Units are superseded.  Subject to the terms of the Stock Plan, this Agreement may only be amended by a written instrument signed by both parties.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer, and you have hereunto set your hand, all effective as of the Grant Date listed above.

ZBB ENERGY CORPORATION		GRANTEE

By:
Name:
Title:

EXHIBIT A

ZBB Energy Corporation
2010 Long-Term Incentive Plan

Vesting and Payment of Restricted Stock Units

(a)           Vesting Schedule.  Subject to the provisions of paragraphs (b) and (c), the Restricted Stock Units shall become earned and vested in the following installments, if you remain a Service Provider through each of the vesting dates as follows:

[Insert vesting terms]

(b)           Impact of Separation from Service.  If you have a Separation from Service prior to any of the above vesting date(s) for any reason (including your death or disability), then any Restricted Stock Units that had not yet become earned and vested under paragraph (a) above shall be immediately canceled as of the date of such Separation from Service.  For purposes of this Award, a “Separation from Service” means your “separation from service” with the Company within the meaning of Section 409A of the Code.

(c)           Timing and Form of Payment.  Any Restricted Stock Units that become earned and vested shall be payable to you at [insert payment terms].   Payment shall be made in the form of one Share for each Restricted Stock Unit that is payable.

(d)           Section 409A.  This Award is intended to comply with the requirements of Section 409A of the Code, to the extent applicable.  Notwithstanding any provision of the Plan or this Agreement to the contrary, the Award shall be interpreted, operated and administered consistent with this intent.